Room 4561

April 13, 2006

Mr. Edward M. Lake
Chief Financial Officer
SYS
5050 Murphy Canyon Road, Suite 200
San Diego, CA 92123

      Re: **SYS**
           Form 10-KSB for the Fiscal Year Ended June 30, 2005
           Filed September 28, 2005
           Form 10-QSB for the Quarterly Period Ended December 31, 2005
           Filed February 14, 2006
           File No. 1-32397

Dear Mr. Lake,

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                  Very truly yours,

                  Brad Skinner
                  Accounting Branch Chief